EXHIBIT 99.1

Osisko Gold Appoints Vice President, Construction Operations for the Cariboo Gold Project

TORONTO, Nov. 02, 2026 (GLOBE NEWSWIRE) -- Osisko Gold Group Inc. (NYSE: OGG, TSXV: OGG) ("Osisko Gold" or the "Company") is pleased to announce the appointment of Mr. Cameron Carter as Vice President, Construction Operations of Barkerville Gold Mines Ltd., the Company's wholly-owned subsidiary, effective immediately. Mr. Carter will oversee construction execution currently underway at the Cariboo Gold Project (the "Project"), located in central British Columbia. Reporting directly to Sean Roosen, Chairman and CEO, he will work alongside JDS Energy & Mining Inc., the Project's principal construction management contractor.

Sean Roosen, Chairman and CEO, commented: "We are excited to welcome Cameron to the Osisko Gold team. He brings a strong technical background and extensive expertise in building large-scale underground mines globally. His commitment to safety, building high-performing teams, and operational excellence, together with his disciplined approach to project delivery will be invaluable as we advance the Cariboo Gold Project through construction and commissioning and into production."

Mr. Carter brings more than 18 years of experience in underground mine development, construction, operations, and executive leadership. Throughout his career, he has held progressively senior roles in mine engineering, operations management, project delivery, and commercial and business development. Mr. Carter joins from Dumas Mining, where he spent more than 15 years, most recently serving as Senior Vice President, providing executive leadership across the technical and commercial functions of its international underground mining business. During his tenure, he supported the successful execution of complex underground mining projects, including El Limon and Media Luna (Torex Gold Resources Inc.), La Colorada and Bell Creek (Pan American Silver Corp.), and Lalor (Hudbay Minerals Inc.), among others, while helping strengthen the organization's technical capabilities, operational systems, and project delivery practices. Earlier in his career, Mr. Carter contributed to the development and construction of Glencore's Mine D project at Kidd Operations in Northern Ontario, one of the world's deepest base metal mining operations. Mr. Carter holds a Bachelor of Applied Science (B.A.Sc.) from Acadia University and a Bachelor of Mineral Resource Engineering (B.Eng.) from Dalhousie University. He is a licensed Professional Engineer in the Province of Ontario.

The Company also announces that Sarah Harrison, Vice President, Permitting and Compliance, is leaving the Company, effective immediately, to pursue other opportunities. Greenwood Environmental Inc. ("Greenwood") has assumed responsibility for permitting and compliance matters, and Ms. Harrison will remain available in an advisory capacity. "We thank Sarah for her efforts and contributions to Osisko Gold and wish her continued success in her future endeavours," noted Sean Roosen. Greenwood has led or supported permitting and environmental assessment processes for several major projects in British Columbia, including Mt. Milligan and Red Chris.

ABOUT OSISKO GOLD GROUP INC.

Osisko Gold Group Inc. is a continental North American gold development company focused on past producing mining camps with district-scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located within the Company's broader Cariboo regional land package in central British Columbia, Canada, which hosts numerous prospective exploration targets and provides opportunities for future discoveries. Its Cariboo project pipeline is complemented by the Tintic Project, located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Gold is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, visit our website at www.osiskogold.ca or contact:

Sean Roosen                                              Philip Rabenok
Chairman and CEO                                     Vice President, Investor Relations
Email: sroosen@osiskogold.ca                Email: prabenok@osiskogold.ca
Tel: +1 (514) 940-0685                                Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, "forward-looking statements"). Such forward-looking statements, by their nature, require Osisko Gold to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such forward-looking statements are not guarantees of performance and are identified with words such as "may", "will", "would", "could", "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee", "objective", "strategy", variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Forward-looking statements in this news release include, but are not limited to, statements pertaining to: the expected role and contribution of Mr. Carter as Vice President, Construction Operations, including his oversight of construction execution at the Cariboo Gold Project; the advancement of the Cariboo Gold Project through construction and commissioning and into production; the expected performance of JDS Energy & Mining Inc. as the Project's principal construction management contractor; the transition of permitting and compliance responsibilities following Ms. Harrison's departure, including her availability in an advisory capacity; the expected performance of Greenwood in respect of permitting and compliance matters for the Project; the Cariboo Gold Project's permitting status and the expected timing of receipt of remaining authorizations, permit amendments and construction permits; the Company's objective of becoming an intermediate gold producer; and the exploration potential and potential for future discoveries (if any) of its properties. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including: Mr. Carter's integration into the Project's leadership team proceeding as anticipated; the Company's ability to retain Mr. Carter and other key personnel; the orderly transition of permitting and compliance responsibilities to Greenwood, including Ms. Harrison's continued availability in an advisory capacity; construction proceeding on the anticipated schedule and within the estimated budget; the availability of personnel, contractors, equipment, supplies and infrastructure; JDS Energy & Mining Inc., Greenwood and other contractors and consultants performing as expected; the absence of any work stoppages or suspensions at the Company's projects; the absence of unforeseen ground conditions or other geological challenges; required permits, authorizations and amendments being obtained and maintained in a timely manner; the Company's continued access to capital on acceptable terms; and the absence of material adverse changes in gold prices, foreign exchange rates and general economic and market conditions. Osisko Gold considers its assumptions to be reasonable based on information currently available but cautions the reader that its assumptions regarding future events, many of which are beyond the control of Osisko Gold, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Gold and its business.

Such risks and uncertainties include, but are not limited to: the inability to retain Mr. Carter or other key personnel and disruption associated with leadership changes, including the transition of permitting and compliance responsibilities; risks associated with the development and construction of the Cariboo Gold Project, including construction delays, cost overruns, inflation and supply chain disruptions; delays in commissioning or in the transition to production; contractor and consultant performance, including that of JDS Energy & Mining Inc., and Greenwood; work stoppages or suspensions at the Cariboo Gold Project; unforeseen ground, geotechnical or water management conditions; delays or shortages in necessary equipment, supplies and infrastructure, including long-lead items; labour shortages or disputes and health, safety and security incidents; adverse changes in the Company's business, financial position, operating environment or access to capital; regulatory delays or changes in regulatory framework and applicable laws; the timing and ability of the Company to obtain and maintain required approvals and permits; the results of exploration activities and errors in management's geological modelling; risks relating to exploration, development and mining activities; general economic and market conditions and business conditions in the mining industry; fluctuations in commodity and currency exchange rates; environmental risks; and community, non-governmental and governmental actions, including relationships with First Nations, and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2025 as well as those risks and factors disclosed in the Company's most recent financial statements and management's discussion and analysis and other public filings filed under Osisko Gold's issuer profile on SEDAR+ (www.sedarplus.ca) and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors facing the Company, its business and operations.

Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that the foregoing lists of assumptions, risks and uncertainties are not exhaustive. The forward-looking statements contained herein are made as of the date of this news release and, except as required by applicable law, the Company undertakes no obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.